UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36427

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CHEETAH MOBILE INC.
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Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli, Chaoyang District

Beijing 100024

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Director and Senior Vice President

Cheetah Mobile Inc. (NYSE: CMCM) (the “Company”) today announced that Ms. Jie Xiao has resigned from her positions as a director and senior vice president of the Company due to personal reasons, effective April 10, 2023. Ms. Jie Xiao’s resignation did not result from any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By: /s/ Thomas Jintao Ren

Name: Thomas Jintao Ren

Title: Chief Financial Officer

Date: April 13, 2023